                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                      ----------


                                     SCHEDULE 13G
                                    (Rule 13d-102)



                    INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                        PURSUANT TO RULES 13d-1(b) AND (c) AND
                    AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                             (Amendment No.         )(1)


                        Alexandria Real Estate Equities, Inc.
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                                   (Name of Issuer)


                        Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      015271109
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                                    (CUSIP Number)


                               -----------------------



----------------------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 015271109           13G                              Page 2 of 6 Pages
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(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     HEALTH SCIENCE PROPERTIES HOLDING CORPORATION
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     NOT APPLICABLE                          (a) / /
                                             (b) / /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY


--------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND

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                         (5)  SOLE VOTING POWER:

                                   1,765,923
                         -------------------------------------------------------
NUMBER OF                (6)  SHARED VOTING POWER:
SHARES BENEFICIALLY
OWNED BY                               0
EACH REPORTING           -------------------------------------------------------
PERSON WITH              (7)  SOLE DISPOSITIVE POWER:

                                   1,765,923 (1)
                         -------------------------------------------------------
                         (8)  SHARED DISPOSITIVE POWER:

                                       0

--------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,765,923
--------------------------------------------------------------------------------


------------------------------

     (1) All 1,765,923 shares are, however, subject to certain contractual restrictions on disposition until May 22, 1998.


                                          2
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(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                        / /

--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     15.5%
--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                         *SEE INSTRUCTIONS BEFORE FILING OUT.


                                          3
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                                     SCHEDULE 13G

ITEM 1(a).     NAME OF ISSUER:

     Alexandria Real Estate Equities, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     135 North Los Robles Avenue, Suite 250
     Pasadena, California  91101

ITEM 2(a).     NAME OF PERSON FILING:

     Health Science Properties Holding Corporation

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

     135 North Los Robles Avenue, Suite 250
     Pasadena, California  91101

ITEM 2(c).     CITIZENSHIP:

     Maryland corporation

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $.01 per share

ITEM 2(e).     CUSIP NUMBER:

     015271109

ITEM 3.

     NOT APPLICABLE.

ITEM 4.   OWNERSHIP:

          (a)  Amount beneficially owned:  1,765,923 shares

          (b)  Percent of class:  Approximately 15.5%


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          (c)  Power to Vote or Direct the Vote and Dispose or Direct the
               Disposition of Securities:

               Health Science Properties Holding Corporation has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the 1,765,923 shares identified herein. All of such shares are, however, subject to certain contractual restrictions on disposition until May 22, 1998.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     NOT APPLICABLE

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     NOT APPLICABLE

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     NOT APPLICABLE

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

     NOT APPLICABLE

ITEM 10.  CERTIFICATION:

     NOT APPLICABLE


                                          5
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                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 9, 1998

                              Health Science Properties Holding Corporation



                                   By:   /s/ Joel S. Marcus
                                       --------------------------------------
                                       Name:  Joel S. Marcus
                                       Title: Chief Executive Officer








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